Exhibit 99
Form 10-Q
3/31/2008
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31
	2008	2007
	(Thousands of Dollars)
INCOME
Operating Revenues	$2,204,929	$1,966,473

Operating Expenses
Purchased Gas	1,107,686	984,087
Operation and Maintenance	404,336	395,036
Property, Franchise and Other Taxes	72,790	69,266
Depreciation, Depletion and Amortization	166,650	155,035

	1,751,462	1,603,424

Operating Income	453,467	363,049

Other Income (Expense):
Income from Unconsolidated Subsidiaries	6,111	3,772
Interest Income	5,099	9,310
Other Income	5,029	5,077
Interest Expense on Long-Term Debt	(67,092)	(70,193)
Other Interest Expense	(5,673)	(6,077)

Income from Continuing Operations Before Income Taxes	396,941	304,938

Income Tax Expense	155,826	112,566

Income from Continuing Operations	241,115	192,372

Income (Loss) from Discontinued Operations	128,981	(57,327)

Net Income Available for Common Stock	$370,096	$135,045

Earnings Per Common Share:
Basic
Income from Continuing Operations	$2.89	$2.31
Income (Loss) from Discontinued Operations	1.54	(0.69)

Net Income Available for Common Stock	$4.43	$1.62

Diluted
Income from Continuing Operations	$2.82	$2.25
Income (Loss) from Discontinued Operations	1.50	(0.67)

Net Income Available for Common Stock	$4.32	$1.58

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,502,281	83,232,743

Used in Diluted Calculation	85,610,528	85,352,796